UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DaVinci Capital Management, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Cambridge Street
(No. and Street)

Cambridge	**MA**	**02141**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. McSweeney **(617) 354-3222**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Ohab & Company, P.A.
(Name - if individual, state last, first, middle name)

100 E Sybelia Avenue, Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.









OATH OR AFFIRMATION

I, James J. McSweeney, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DaVinci Capital Management, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

James F. Toohey, Jr.

Notary Public

JAMES F. TOOHEY, JR.
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 19 20

This report** contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [√] (d) Statement of Changes in Financial Condition
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capi
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of Net Capital
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [√] (n) Exemption Report

JAMES F. TOOHEY, JR.
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 19, 2021

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





DAVINCI CAPITAL MANAGEMENT, INC.

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Davinci Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Davinci Capital Management, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Davinci Capital Management, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Davinci Capital Management, Inc.'s management. Our responsibility is to express an opinion on Davinci Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Davinci Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Davinci Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Davinci Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Davinci Capital Management, Inc.'s auditor since 2017.

Maitland, Florida

April 8, 2021

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	73,471
Receivables		144,328
Deposits with clearing organization		25,643
Prepaid expenses		235
Marketable securities		119,466
	$	363,143

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	105,699
Due to related party		82,765
		188,464

Stockholder's equity:
Common stock, no par value,
Authorized 10,000 class A voting shares and
10,000 class B non-voting shares;

issued and outstanding 900 class A shares		18,000
Additional paid-in capital		862,606
Accumulated deficit		(799,443)
Accumulated other comprehensive income		93,516
		174,679
	$	363,143

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenues:		
Advisory fees	$	394,575
Insurance products and 12b-1 fees and concessions		546,968
Commissions clearing		49,313
Interest and dividend income		2,222
		993,078
Operating expenses:		
Commissions		620,065
Payroll		183,378
Clearing charges		40,166
Professional fees		38,916
Regulatory expenses		38,099
Office rent		30,000
Dues and subscriptions		7,549
Computer expenses		6,439
Office expense		6,372
Utilities		3,551
Equipment rental		3,512
Insurance		3,317
Maintenance agreement		2,240
Taxes - other		501
		984,105
Net income	$	8,973

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2020

Net income	$ 8,973
Other comprehensive income:	
Unrealized gain on investments	23,076
Comprehensive income (loss)	$ 32,049

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	Class A Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Deficit	Income	Total
Balance, January 1, 2020	900	$ 18,000	$ 808,606	$ (808,416)	$ 70,440	$ 88,630
Net income	-	-	-	8,973	-	8,973
Capital contributions	-	-	54,000	-	-	54,000
Unrealized holding gain on marketable securities	-	-	-	-	23,076	23,076
Balance, December 31, 2020	900	$ 18,000	$ 862,606	$ (799,443)	$ 93,516	$ 174,679

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net income	$	8,973
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
Receivables		(23,433)
Deposits with clearing organization		(36)
Prepaid expenses		(113)
Accounts payable and accrued expenses		(51,999)
Due to related party		15,552
Net cash used in operating activities		(51,056)
Cash flows from financing activities:		
Capital contribution		54,000
Net cash provided by financing activities		54,000
Net increase in cash during the year		2,944
Cash, beginning of year		70,527
Cash, end of year	$	73,471
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	-
Corporate taxes	$	456

Note 1   **Organization and nature of business**

DaVinci Capital Management, Inc. (the "Company") was incorporated in December 1998 and is a Delaware Corporation that is wholly owned by Airgead LLC ("Airgead LLC"). The Company operates as a broker-dealer and registered investment advisor in the New England area. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2   **Summary of significant accounting policies**

Revenue recognition

The Company records revenue under the provisions of ASC 606, Revenue from Contracts with Customers. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contacts.

Revenue from contracts with customers includes commission from the sale of variable annuity and mutual fund products. The Company recognizes revenue on these products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a trade-date basis.

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations consist of commissions due under normal trade terms. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2020 there was no reserve for uncollectible receivables.

Marketable securities

The Company accounts for its marketable securities at fair value, as the Company has categorized them as available-for-sale securities. Accordingly, unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income, which is a separate component of stockholder's equity. Realized gains or losses are computed based on specific identification of securities that are sold and are included in earnings.

Note 2   <u>**Summary of significant accounting policies (continued)**</u>

<u>**Property and equipment**</u>

Property and equipment is stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

<u>**Income taxes**</u>

The Company accounts for income taxes using an asset and liability approach. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

<u>**Income tax positions**</u>

The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

<u>**Use of estimates**</u>

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Note 2   **Summary of significant accounting policies (continued)**

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting standards more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 8). The Company's financial and nonfinancial assets and liabilities reflected in the financial statements at fair value consist of marketable securities.

Cash and cash equivalents

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, receivables from clearing organizations, deposits with clearing organizations, prepaid expenses, due from and to related party, and accounts payable and accrued expenses approximates fair value due to the short term maturities of these assets and liabilities.

Note 3   **Deposits with clearing organization**

The Company contracted with National Financial Services, Inc. ("NFS") to act as their clearing agent. In connection with this agreement, NFS has required the Company to maintain a deposit of $25,000 which is held in an interest bearing account and is included in deposits with clearing organizations on the accompanying statement of financial condition.

Note 4   **Securities owned**

The Company owns common stock in the NASDAQ Stock Market, Inc. These securities are deemed to be readily marketable. The estimated fair value at December 31, 2020 was $119,466, as determined by quoted market prices. The cost of the securities was $25,950.

Note 5   **Property and equipment**

Property and equipment consisting of computer equipment and leasehold improvements with an original cost of $53,441 was fully depreciated at December 31, 2020. Depreciation expense for the year ended December 31, 2020 was $0.

Note 6   **Commissions and fees**

Commissions and fees includes life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Life insurance and variable annuities: The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligation in these contracts. The Company recognizes revenue upon completion of the performance obligations, at the transaction price stipulated in each contract.

Distribution fees: The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constrain until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management
Investment advisory fees: the company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 6   **Commissions and fees (continued)**

Disaggregated commissions and fees

The Following table presents revenue by major source.

Commission	
Life insurance and variable annuities	$226,363
Distribution fees	369,918
Total commissions revenue	$596,281
Asset management	
Investment advisory fees	394,575
Total asset management fee revenue	394,575
Total commissions and fees	$ 990,856

Note 7   **Income taxes**

The deferred tax asset, and related valuation allowance, includes the following components at December 31, 2020:

	Federal	State	Total
Deferred tax asset	$53,000	$18,000	$71,000
Valuation allowance	(53,000)	(18,000)	(71,000)
Net deferred tax asset	$ -	$ -	$ -

The Company recognizes deferred taxes for operating losses that are available to offset future federal and state income taxes. The Company has available net operating loss carryforwards of approximately $230,000 for federal and $210,000 for Massachusetts state tax purposes. The federal and state net operating losses can be used to offset future taxable income and expire at various dates through December 2039 and December 2024, respectively.

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty as to the Company's ability to utilize all of its net operating loss carryforwards before they expire. The change in the valuation allowance for the year ended December 31, 2020 was a decrease of $10,000.

Note 8   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital ratio, as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company's net capital was $107,593, which was $95,029 in excess of its required net capital of $12,564. The Company's aggregate indebtedness to net capital was 175%.

Note 9   **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually) be measured at fair value.

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

> Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

> Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

> Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2020.

Marketable securities: Consist of equity securities valued using quoted market prices.

Note 9   **Fair value measurements (continued)**

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2020:

Financial asset	December 31, 2020	Level 1	Level 2	Level 3
Equity securities	$119,466	$119,466	$ -	$ -
Total	$119,466	$119,466	$ -	$ -

Note 10   **Marketable securities**

Cost and fair value of marketable securities with gross unrealized gains and losses at December 31, 2020 are as follows:

December 31, 2020	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ Stock	$25,950	$93,516	$ -	$119,466
	$25,950	$93,516	$ -	$119,466

The change in net unrealized holding gain (loss) on securities available for sale that has been included in Accumulated Other Comprehensive income as a separate component of Stockholder's Equity for the year ended December 31, 2020 was $23,076. The Company did not sell any securities during 2020.

Note 11   **Related party transactions**

Airgead LLC's majority shareholder controls Comprehensive Insurance Providers ("CIP"). The Company leased its office space from CIP Real Estate, LLC whose majority member also controls CIP. Lease expense was $30,000 for the year ended December 31, 2020. Further details regarding this lease are provided in Note 12.

The Company has entered into an expense sharing agreement with CIP. Under the agreement, a portion of salaries and related expenses, communications and technology that are determined to be attributable to activities of the Company are allocated to the Company. During the year ended December 31, 2020, the Company recorded $187,062 of the aforementioned expenses. During 2020, CIP forgave $50,000 of amounts due to them under this agreement. As of December 31, 2020, the Company has an outstanding payable in the amount of $82,765 to CIP, for amounts owed under the expense sharing agreement.

Note 12   **Leases-related party**

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is the libor rate, which was 3% at inception. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight -line basis over the lease term

This lease expired on December 31, 2020 and the Company did not renew it. The total lease cost for the year ended December 31, 2020 was $30,000. The Company is now a tenant-at-will.

Note 13   **Commitments and contingencies**

The Company had no commitments or contingencies outstanding at December 31, 2020.

Note 14   **Off-Balance Sheet risk**

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2020, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 15   **Subsequent events**

The Company has evaluated all events or transactions that occurred through the date the financial statements were available to be issued. The Company has determined there are no events or transactions that require disclosure.

DAVINCI CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2020

Net capital		
Stockholder's equity		$ 174,679
Deductions and charges:		
Nonallowable assets:		
Receivables	42,373	
Prepaid expenses	235	42,608
Net capital before haircuts on securities positions		132,071
Haircuts on securities:		
Trading and investing securities	18,495	
Undue concentration	5,983	24,478
Net capital		$ 107,593
Aggregate indebtedness		$ 188,464
Computation of basic net capital requirement		
Minimum net capital required		12,564
Minimum dollar net capital required		5,000
Net capital requirement		12,564
Excess net capital		$ 95,029
Net capital less 10% of aggregate indebtedness		$ 88,747
Percentage of aggregate indebtedness to net capital		175%

There were no differences between the computation on Schedule I and that filed by the firm on Part IIA of Form X17A-5 for December 31, 2020.

Schedule II

DAVINCI CAPITAL MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATED TO POSESSION AND CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2)(ii).



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130 Maitland, FL 32751	*Certified Public Accountants* Email: pam@ohabco.com	Telephone 407-740-7311 Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Davinci Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Davinci Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Davinci Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and the Non-Covered Firm Provision, and (2) Davinci Capital Management, Inc. stated that Davinci Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Davinci Capital Management, Inc. Davinci Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Davinci Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Ohab and Company. PA

Maitland, Florida

April 8, 2021

DaVinci Capital Management, Inc.'s
Exemption Report

DaVinci Capital Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DaVinci Capital Management, Inc

I, James McSweeney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
President

March 29, 2021